

April 8, 2013

Via E-mail
Stephen P. Bramlage, Jr.
Senior Vice President and Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551

> **Re:** **Owens-Illinois, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 13, 2013**
> **File No. 1-9576**
> **Owens-Illinois Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 13, 2013**
> **File No. 33-13061-01**

Dear Mr. Bramlage:

We have reviewed your filings and have the following comment. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Owens-Illinois, Inc. Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations – Comparison of 2012 with 2011, page 28

1. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, on page 31, you indicate that the decrease in segment operating profit in South America was primarily attributable the unfavorable effects of foreign currency exchange rate changes. You state that higher selling prices and higher sales volume

benefited segment operating profit but do not quantify how significantly they served to offset the higher foreign currency impact. Furthermore, it is unclear to what extent higher transportation costs contributed to your decrease in segment operating profit. Please show us how you will revise your future filings to separately quantify the impact of each factor contributing to material fluctuations in your consolidated and segment results of operations. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04. Please similarly revise your Management's Discussion and Analysis for Owens-Illinois Group, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned, at (202) 551-3769 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief